

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 7010

December 29, 2008

By U.S. Mail and Facsimile

C. Thomas Harvie
Senior Vice President, General Counsel and Secretary
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

Re: The Goodyear Tire & Rubber Company
Form 10-K for Fiscal Year Ended
December 31, 2007
Proxy Statement on Schedule 14A
Filed on March 7, 2008
File No. 1-01927

Dear Mr. Harvie:

We have completed our review of your Form 10-K for the fiscal year ended
December 31, 2007 and Proxy Statement on Schedule 14A filed March 7, 2008 and have
no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

cc: D.T. Young, Esq. (*via facsimile* 330/ 796-8836)
    Law Department
    The Goodyear Tire & Rubber Company